UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alder BioPharmaceuticals, Inc.

(Name of Subject Company)

Alder BioPharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014339105

(CUSIP Number of Class of Securities)

Peter Anastasiou

President

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 500

Chicago, Illinois 60601

(312) 861-8634

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Alder BioPharmaceuticals, Inc. (“Alder”) with the Securities and Exchange Commission (the “SEC”) on September 23, 2019, relating to the tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated September 16, 2019, among Alder, Lundbeck, Purchaser and Payor), of Alder for a purchase price of (i) $18.00 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share, which represents the right to receive $2.00 per Share, net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Lundbeck, Payor and Purchaser with the SEC on September 23, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the end of the paragraph under the heading “— Antitrust in the United States” on page 45 of this Schedule 14D-9:

At 11:59 p.m., Eastern Time, on October 21, 2019 the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the portion of the Offer Conditions relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled at one minute after 11:59 p.m., Eastern Time, on October 21, 2019 and was not extended. Computershare Trust Company, N.A. and Computershare Inc., in their capacity as the depositary for the Offer, has advised that, as of the expiration of the Offer, 53,991,109 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but which Shares were not yet delivered) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 63.8 percent of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer, plus (B) the total number of Shares that Alder was required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred by the time of the expiration of the Offer (but without duplication).

In addition, Notices of Guaranteed Delivery had been delivered for 17,975,914 Shares, representing approximately 21.2 percent of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer, plus (B) the total number of Shares that Alder was required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred by the time of the expiration of the Offer (but without duplication).

The number of Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were received but which Shares were not yet delivered) tendered satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied (or waived), Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, the remaining conditions to the merger of Purchaser with and into Alder set forth in the Merger Agreement were satisfied, and on October 22, 2019, Lundbeck completed its acquisition of Alder by consummating the Merger, without a meeting of stockholders of Alder in accordance with Section 251(h) of the DGCL, with Alder continuing as the surviving corporation. As a result of the Merger, Alder became a wholly owned subsidiary of Lundbeck.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Lundbeck, Payor and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Alder’s reporting obligations under the Exchange Act as promptly as practicable.

On October 22, 2019, Lundbeck issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(V) hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(V)	Press Release, issued by Lundbeck on October 22, 2019, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2019	Alder BioPharmaceuticals, Inc.

	By:	/s/ Peter Anastasiou
	Name:	Peter Anastasiou
	Title:	President